Exhibit 99.1

Qihoo 360 Announces New Senior Management Appointments

BEIJING, Nov. 12, 2015 /PRNewswire/ -- Qihoo 360 Technology Co. Ltd. ("Qihoo 360" or the "Company") (NYSE: QIHU), a leading Internet company in China, today announced the appointment of Mr. Yunduan Zheng as Senior Vice President, primarily responsible for human resource management and general corporate administration. The Company has also appointed Mr. Yiran Xu as President of Games, primarily responsible for the operation of the Company's game platform, and other game-related services.

"We are very delighted to have Mr. Zheng and Mr. Xu on board," commented Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. "Their solid knowledge and extensive experience in their respective fields make them tremendous additions to our team. We look forward to working with them as we continue to identify opportunities to expand our operations and enhance shareholder value."

Before joining the Company, Mr. Yunduan Zheng had served as Vice President of China Fortune Land Development (600340.SH), a leading developer and operator of industrial real estate, since 2012. From 2010 to 2012, Mr. Zheng was Executive Vice President of BOC Fullerton Community Bank. Prior to that, Mr. Zheng served as General Manager of Human Resources at Shell Asia-Pacific's retail division and Senior Human Resources Manager in different divisions of Procter & Gamble, respectively. Mr. Zheng received a master's degree in management from IMD Business School in Lausanne.

Prior to joining Qihoo 360, Mr. Yiran Xu had served as Chief Business Officer of Perfect World, a leading online game developer in China, since 2010. Mr. Xu was the Strategic Investment Director of Giant Interactive from 2008 to 2010 and a Manager of APAC outsourcing vendors at EA worldwide studios from 2007 to 2008. Mr. Xu received a master's degree in management from a joint MBA program by Tsinghua University and Chinese University of Hong Kong.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements that express the Company's current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the "Act"). The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefit of the "safe harbor" provisions of the Act. You can identify these forward- looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates," or in each case, their negatives or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this press release and include statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, its results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which it operates.

By their nature, forward-looking statements relate to events that involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry in which it operates. Potential risks and uncertainties include, but are not limited to, those under "Risk Factors" in the Company's most recent annual report on Form 20-F filed with the SEC, and the following: the Company's ability to continue to innovate and provide attractive products and services to attract and retain users; the Company's ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company's ability to leverage its user base to attract customers for our revenue-generating services; and the Company's dependence on online advertising for a substantial portion of our revenues; and the Company's ability to compete effectively. Although the Company has based these forward-looking statements on assumptions that it believes are reasonable when made, it cautions you that forward-looking statements are not guarantees of future performance and that the Company's actual results of operations, financial condition and liquidity, and the development of the industry in which it operates may differ materially from those made in or suggested by the forward-looking statements contained in this press release. In addition, even if the Company's results of operations, financial condition and liquidity, and the development of the industry in which it operates, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement that the Company makes in this press release speaks only as of the date of such statement, and the Company undertakes no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd. In China:
Tel:	+86 10-5878-1574
E-mail:	ir@360.cn

In the U.S.:
The Piacente Group, Inc.
Don Markley
Tel:	+1-(212) 481-2050
E-mail:	qihu@tpg-ir.com